Proposed issue of securities

Announcement Summary

Entity name

PIEDMONT LITHIUM LTD

Announcement Type

New announcement

Date of this announcement

Tuesday February 11, 2020

The Proposed issue is:

☑ A placement or other type of issue

Total number of +securities proposed to be issued for a placement or other type of issue

ASX +Security Code	+Security Description	Maximum Number of +securities to be issued
PLL	ORDINARY FULLY PAID	2,000,000

Proposed +issue date

Wednesday March 18, 2020

Refer to next page for full details of the announcement

Proposed issue of securities

1 / 5

Proposed issue of securities

Part 1 - Entity and announcement details

1.1 Name of +Entity

PIEDMONT LITHIUM LTD

We (the entity named above) give ASX the following information about a proposed issue of +securities and, if ASX agrees to +quote any of the +securities (including any rights) on a +deferred settlement basis, we agree to the matters set out in Appendix 3B of the ASX Listing Rules.

1.2 Registered Number Type

ACN

Registration Number

002664495

3. ASX issuer code

PLL

4. The announcement is

☑ New announcement

5. Date of this announcement

Tuesday February 11, 2020

6. The Proposed issue is:

☑ A placement or other type of issue

Proposed issue of securities 2 / 5

Proposed issue of securities

Part 7 - Details of proposed placement or other issue

Part 7A - Conditions

7A.1 - Are any of the following approvals required for the placement or other type of issue?

- **+Security holder approval**
- **Court approval**
- **Lodgement of court order with +ASIC**
- **ACCC approval**
- **FIRB approval**
- **Another approval/condition external to the entity**

☑ Yes

7A.1a Conditions

Approval/Condition	Date for determination	Is the date estimated or actual?	** Approval received/condition met?
+Security holder approval	Wednesday March 18, 2020	☑ Actual	

Comments

Part 7B - Issue details

Is the proposed security a 'New class' (+securities in a class that is not yet quoted or recorded by ASX) or an 'Existing class' (additional securities in a class that is already quoted or recorded by ASX)?
☑ Existing class

Will the proposed issue of this +security include an offer of attaching +securities?
☑ No

Details of +securities proposed to be issued

ASX +Security Code and Description

PLL : ORDINARY FULLY PAID

Maximum Number of +securities proposed to be issued

2,000,000

Purpose of the issue

Shares are are being issued to Non-Executive Directors of the Company as part of their remuneration arrangements and to incentivise their continued performance.

Proposed issue of securities 3 / 5

Proposed issue of securities

Offer price details for retail security holders

In what currency is the cash consideration being paid?	What is the issue price per +security?

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class?
Yes

Oversubscription & Scale back details

May a scale back be applied to this event?
No

Part 7C - Timetable

7C.1 Proposed +issue date

Wednesday March 18, 2020

Part 7D - Listing Rule requirements

7D.1 Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1?
No

7D.1b Are any of the +securities proposed to be issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1?
No

7D.1c Are any of the +securities proposed to be issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)?
No

7D.2 Is a party referred to in listing rule 10.11.1 participating in the proposed issue?
Yes

7D.3 Will any of the +securities to be issued be +restricted securities for the purposes of the listing rules?
No

7D.4 Will any of the +securities to be issued be subject to +voluntary escrow?
Yes

7D.4a Please enter the number and +class of the +securities subject to +voluntary escrow and the date from which they will cease to be subject to +voluntary escrow

2,000,000 ordinary shares subject to 12 months voluntary escrow (ceasing 12 months from the date of issue)

Proposed issue of securities

4 / 5

Proposed issue of securitiesPart 7E - Fees and expenses  7E.4 Details of any other material fees or costs to be incurred by the entity in connection with the proposed issue    Part 7F - Further Information    7F.1 Will the entity be changing its dividend/distribution policy if the proposed issue proceeds?No7F.2 Any other information the entity wishes to provide about the proposed issue      7E.1 Will there be a lead manager or broker to the proposed issue?No7E.2 Is the proposed issue to be underwritten?No  Proposed issue of securities  5